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MAR 03 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8-51614

REPORT FOR THE PERIOD BEGINNING   JANUARY 1, 2007   AND ENDING   DECEMBER 31, 2007
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SEC Mail

GENESIS SECURITIES LLC

OFFICIAL USE ONLY

FIRM ID. NO.

_____

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 BROAD STREET
SUITE # 288
NEW YORK, NEW YORK 10004

(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. WILLIAM YEH   (212) 668-0888 x 118

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

(Name - if individual, state *last, first, middle name*)			
53 STATE STREET	BOSTON,	MA	02109
(Address)	(City)	(state)	Zip Code

CHECK ONE:

|X| Certified Public Accountant
| | Public Accountant
| | Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I **WILLIAM YEH** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **GENESIS SECURITIES, LLC** as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANDREA O. HOLDER
Notary Public, State of New York
No. 01HO6015335
Qualified in Kings County
Commission Expires __12/26/2010__

Andrea C. Holder
Notary Public

_____
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GENESIS SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GENESIS CAPITAL GROUP, LLC)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

GENESIS SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)

YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS



UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone   617-742-7733
Fax   617-742-3528
Web   www.uhy-us.com

INDEPENDENT AUDITORS' REPORT

To the Sole Member
 Genesis Securities, LLC
(A Wholly-Owned Subsidiary of Genesis Capital Group, LLC)
New York, New York

We have audited the accompanying statement of financial condition of Genesis Securities, LLC, (the "Company"), a limited liability company and a wholly-owned subsidiary of Genesis Capital Group, LLC as of December 31, 2007 and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting, including those control activities for safeguarding securities, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007 and the statement of income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
February 28, 2008

1

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

	2007
Assets	
Cash and cash equivalents	$ 5,428,579
Cash segregated under federal and other regulations	33,003,653
Deposits with clearing organizations	4,265,059
Receivable from customers	10,895,319
Receivable from broker-dealers and clearing organizations	7,563,203
ECN rebates receivable	74,288
Employee receivable	615,000
Securities owned at market value	1,235,874
Property and equipment, net	2,561,103
Escrow and security deposits	185,366
Other assets	108,158
Total assets	$ 65,935,602
Liabilities and Member's Equity	
Liabilities:	
Payable to customers	$ 45,843,052
Accounts payable and accrued expenses	2,633,793
Payables to broker-dealers and clearing organizations	1,928,508
Payable to related parties	1,689,934
Commission payable	1,251,702
ECN refund payable	887,247
Securities sold, but not yet purchased, at market value	532,401
Income taxes payable	87,676
Total liabilities	54,854,313
Commitments and contingencies (Note 12)	
Member's equity	11,081,289
Total liabilities and member's equity	$ 65,935,602

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2007

	2007
Revenues:	
Commissions	$ 17,471,218
ECN rebate income	16,692,679
Trading gains	5,947,251
Investment income	2,455,152
Software license fees	220,657
Total revenues	42,786,957
Expenses:	
ECN refund	20,900,294
Employee compensation and benefits	3,837,131
Licensing fees	3,745,732
Commission	3,662,193
Professional fees	1,346,684
Communication and data processing	1,026,646
Interest expense	1,015,877
Depreciation and amortization	872,370
Regulatory	666,397
Occupancy	589,818
Advertising	502,637
Clearance and exchange charges	397,631
Other expenses	256,489
Office expenses	129,484
Total expenses	38,949,383
Income before income taxes	3,837,574
Provision for income taxes	200,376
Net income	$ 3,637,198

The accompanying notes are an integral part of these financial statements.

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Equity and Member's Capital	Retained Earnings	Total Member's Equity
Balance, December 31, 2006	$ 3,970,135	$ 3,473,956	$ 7,444,091
Net income	-	3,637,198	3,637,198
Balance, December 31, 2007	$ 3,970,135	$ 7,111,154	$ 11,081,289

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

	2007
Cash flows from operating activities:	
Net income	$ 3,637,198
Adjustments to reconcile net income to net cash used	
in operating activities:	
Depreciation and amortization	872,370
Changes in operating assets and liabilities:	
Cash segregated under federal and other regulations	(15,816,823)
Deposits with clearing organizations	(3,935,059)
Receivable from customers	(4,372,271)
Receivable from broker-dealers and clearing organizations	(5,975,689)
ECN rebates receivable	14,399
Employee receivable	(507,889)
Securities owned, net	(368,658)
Escrow and security deposits	(45,250)
Other assets	(75,387)
Payable to customers	28,817,336
Accounts payable and accrued expenses	(175,398)
Payable to broker-dealers and clearing organizations	1,659,657
Payable to related parties	1,689,934
Commission payable	(2,188,756)
ECN refund payable	200,002
Income tax payable	44,176
Net cash provided by operating activities	3,473,892
Cash flows from investing activities:	
Purchase of fixed assets	(1,546,294)
Net cash used in investing activities	(1,546,294)
Net decrease in cash and cash equivalents	1,927,598
Cash and cash equivalents, beginning of year	3,500,981
Cash and cash equivalents, end of year	$ 5,428,579
Supplemental Disclosures of Cash Flow Data:	
Income taxes paid	$ 115,114
Interest expense paid	$ 1,015,877

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION

Genesis Securities, LLC (the "Company") is a broker-dealer registered with the Securities Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company was established in New York State on February 5, 1999 as a limited liability company for the purpose of providing financial services for trading NASDAQ and listed securities. The Company also provides web-based direct trading technology to the retail and institutional trading community. As set forth in the Operating Agreement (the "Agreement"), the Company shall dissolve December 2025, unless the term is extended by amendment to the Agreement.

In August 2005, the Class A and Class B members of the Company exchanged their members' interests for member interest in Genesis Capital Group, LLC (the "Parent") and the Company then became a wholly-owned subsidiary of Genesis Capital Group, LLC. One hundred percent of the Company's profits or losses are allocated to the Parent.

The Company has an agreement with another broker-dealer (the "clearing broker") to clear certain customers' accounts on a fully-disclosed basis and perform record keeping functions. In 2006, the Company received approval from FINRA to self-clear customer trading accounts. For a majority of their customer accounts, they provide trade execution, clearance, and settlement services.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accountant policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which provides execution of principal and agency transactions over the internet.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash Equivalents

The Company defines cash equivalents as all short-term, highly liquid investments with original maturity dates of less than 90 days. They are stated at cost which approximates market.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables from brokers and dealers. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining its banking and brokerage relationships with high credit quality financial institutions.

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on a straight-line and accelerated basis using estimated lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software. The Company also capitalizes certain costs incurred in connection with developing, designing and supporting the Company's website. All capitalized internal use of software and website development costs will be amortized using the straight-line method over three years once placed in service.

Securities-Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. At December 31, 2007, cash collateral related to securities borrowed amounted to $5,478,375.

Securities Transactions and Valuations

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities and securities sold, not yet purchased are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses are included in results of operations. Realized gains and losses on sales of securities are determined on a first-in, first-out basis.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restriction or conditions applicable to the securities or to the Company.

7

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"), which applies to all tax positions accounted for under SFAS No. 109, *"Accounting for Income Taxes".* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of such tax positions, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is applicable to the Company as of January 1, 2007. The Company does not believe adopting FIN 48 will have a material effect on its financial position and results of operations.

In September 2006, FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS No. 157"). This statement establishes a formal framework for measuring fair value under GAAP and expands on disclosure of fair value measurements. Although SFAS No. 157 applies to and amends the provisions of existing FASB and AICPA pronouncements, it does not, of itself, require any new fair value measurements, nor does it establish valuation standards. SFAS No 157 applies to all other accounting pronouncements requiring or permitting fair value measurements, except for; SFAS No. 123R, *"Share Based Payments"*, and related pronouncements, the practicability exceptions to fair value determinations allowed by various other authoritative pronouncements, and AICPA Statements of Position 97-2 and 98-9 that deal with software revenue recognition. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Adoption of SFAS No. 157 is not expected to have a material impact on the Company's results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"* ("SFAS No. 159"), which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related asset and liabilities differently. SFAS No. 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to more easily understand the effect of the company's choice to use fair value on its earnings. SFAS No. 159 also requires entities to display the fair value of the selected assets and liabilities on the face of the balance sheet. SFAS No. 159 does not eliminate disclosure requirements of other accounting standards, including fair value measurement disclosures in SFAS No. 157. This statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement No. 157. Adoption of SFAS No. 159 is not expected to have a material impact on the Company's results of operations or financial position.

Commissions

Commission revenue and related expenses are recorded on a trade-date basis as securities transactions occur.

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Software License Fees

The Company recognizes revenue from licensing of trading software based upon the licensee's monthly trading volume, subject to minimum use fees. The Company expenses software licensing fees as incurred. Such fees relate to the use of third party software for proprietary trading activities and are incurred based upon the trading activity.

ECN Rebate Income and ECN Refunds

The Company records Electronic Communication Network ("ECN") rebates and the related refunds on a trade-date basis as securities transactions occur. The Company, at its discretion, may refund a portion of the ECN rebates to its customers.

Income Taxes

The Company is not a tax paying entity for federal and state income tax purposes and thus only New York City income tax expense has been recorded in the financial statements. Income of the Company is taxed to the members in their respective federal and state income tax returns. The members customarily make substantial capital withdrawals in April of each year to satisfy their personal income tax liabilities. The provision for income taxes includes an adjustment for over or under accruals from prior years. Deferred income taxes are not material.

Advertising

The Company expenses the cost of advertising as incurred.

NOTE 3 – CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

As of December 31, 2007, cash of $33,003,653 has been segregated in a special reserve account for the benefit of customers under SEC Rule 15c3-3 ("Rule"). As of December 31, 2007, the Company did not have sufficient funds in the special reserve account as required by the Rule. Sufficient subsequent deposits of $6,000,000 were made in a timely manner in accordance with the Rule.

NOTE 4 – SECURITIES OWNED AND SOLD, BUT NOT YET PURCHASED

Marketable securities owned and sold, but not yet purchased, consist of trading securities at market value as follows:

	Owned	Sold, but not yet Purchased
Corporate stocks	1,235,874	$ 532,401

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
NOTES TO FINANCIAL STATEMENTS

NOTE 5 – RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2007, consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$ 5,478,375	$ -
Securites failed-to-deliver/receive	79,643	187,197
Payable to clearing organizations	-	1,741,311
Fees and commissions receivable	2,005,185	-
Totals	$ 7,563,203	$ 1,928,508

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 6 – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

	2007	Life
Capitalized software	$ 2,618,260	3 years
Furniture and fixtures	37,578	7 years
Computer equipment	1,508,796	3-5 years
Leasehold improvements	57,299	5 years
Automobile	66,470	5 years
Equipment under capital leases	44,896	5-7 years
Total	4,333,299	
Less: accumulated depreciation and amortization	1,772,196	
Total	$ 2,561,103	

Depreciation and amortization expense was $872,370 for the years ended December 31, 2007 and 2006. At December 31, 2007, accumulated amortization related to equipment under capital leases amounted to $44,896.

NOTE 8 – LINE OF CREDIT

The Company executed an amendment to its secured line of credit agreement with a bank on June 1, 2007, whereby the maximum borrowings were extended from $15,000,000 to $50,000,000. The line of credit bears interest at the federal funds rate plus 0.5% and is due to expire in July 2008. There was no balance outstanding under the line of credit as of December 31, 2007.

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
NOTES TO FINANCIAL STATEMENTS

NOTE 9 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company and the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by its clearing broker and for its self-clearing customer accounts, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2007 were $10,895,319.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions, when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2007 at market value of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2007.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"). The Company has elected the alternative method of compliance allowed under the Rule whereby "required net capital," as defined, is the greater of 2% of "aggregate debit items," as defined, arising from customer transactions or $1,000,000. The Rule prohibits the Company from engaging in any securities transactions should its "net capital" fall below required amounts and may require the Company to restrict its business activities if its net capital falls below amounts defined in the Rule. In computing net capital, items not readily convertible into cash are generally excluded and the Company's position in marketable securities is valued below current market quotations. Net capital and related excess net capital may fluctuate daily. At December 31, 2007, the Company's net capital was $7,123,123 which exceeded the Rule requirements by $6,123,123.

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
NOTES TO FINANCIAL STATEMENTS

NOTE 11 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company conducts its operations from a facility that is leased under a non-cancelable operating lease expiring in March 2010. The Company entered into a new lease in 2006 for additional space in this facility expiring in 2011 and two new leases for a facility in California expiring in March 2009 and November 2011. In addition, the Company is responsible for paying its proportional share of real estate tax escalations. Rental expense amounted to $483,081 for the year ended December 31, 2007.

In each of the years subsequent to December 31, 2007, future minimum rental payments under the above non-cancelable operating leases are as follows for the years ending:

2008	$	545,580
2009		425,427
2010		309,540
2011		291,372
2012		81,248
Total	$	1,653,167

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of such matters cannot be determined at this time and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company in any future period and a substantial judgment could have a material adverse impact on the Company's financial condition. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of any such matters foreseeable at this time will not have a material adverse impact on the financial condition of the Company.

The Company also provides guarantees to securities clearinghouses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

NOTE 13 – RELATED PARTY TRANSACTIONS

At December 31, 2007, the Company had $1,689,934 payable to related parties representing amounts owed for cash transactions.

Capitalized software costs of $900,000 and maintenance fees of $2,000,000 were paid to a company owned by a relative of a member of Genesis Capital Group, LLC.

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
COMPUTATION FOR OF NET CAPITAL FOR BROKERS AND
DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
DECEMBER 31, 2007

Schedule I

Net Capital

Total members' equity	$	11,081,289
Deductions:		
Total non-allowable assets		3,680,441
Net capital before haircuts on securities positions		7,400,848
Haircuts on securities positions		277,725
Net capital		7,123,123

Computation of Basic Net Capital Requirements

Minimum net capital required ($1,000,000 or 2% of aggregate debit item, whichever is greater)		1,000,000
Excess net capital	$	6,123,123
Percentage of net capital to aggregate debit items		50%

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17a-5 as of December 31, 2007)

Net capital, as reported in Company's Part IIA (Unaudited)	$	7,148,482
Adjustments:		
Change due to audit adjustments		843,278
Change in non-allowable assets		(868,637)
Net capital per above	$	7,123,123

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2007

<u>Schedule II</u>

		2007
Credit balances:		
Free credit balances and other credit balances in customers' customers' security accounts	$	47,032,572
Customers' securities failed to receive		1,893,926
Credit balances in firm accounts which are attributable to principal sales to customers		12,912
Market value of short securities and credits in all suspense accounts over thirty calendar days		1,185
Bank over drafts		768,888
Total credits		49,709,483
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3		8,552,836
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4,878,908
Failed to deliver of customers' securities not older than thirty calendar days		892,042
Aggregate debit items		14,323,786
Less: 3%		429,714
Total 15c3-3 debits		13,894,072
Excess of total credits over total debits	$	35,815,411
Amount held on deposit in "Reserve Bank Accounts"	$	33,003,653
Amount of deposits allowable per Rule 15c3-3		6,000,000
New amount held on deposit in "Reserve Bank Accounts"	$	39,003,653

Dates of Deposit - January 2, 2008 and January 3, 2008

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17a-5 as of December 31, 2007)

Excess of total credits over total debits (unaudited)	$	35,207,060
Adjustments:		
Audit adjustments		(18,817)
Adjustments to customer margin in excess of twenty-five percent of tentative net capital		13,380
Adjustments to collateralized securities in excess of fifteen percent of all securities		633,185
Change in 3% of aggregate debit items		(19,397)
Excess of total credits over total debits per above	$	35,815,411

GENESIS SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF GENESIS CAPITAL GROUP, LLC)
INFORMATION RELATED TO POSSESSION AND CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2007

Schedule III

(1) Customers' fully paid securities and excess margin securities not in the
Company's possession or control as of the report date (for which instructions
to reduce to possession or control had been issued as of the report date) but for
which the required action was not taken by the Company within the time frames
specified under Rule 15c3-3 (0 items) $ -

(2) Customers' fully paid and excess margin securities for which instructions to
reduce to possession or control had not been issued as of the report date,
excluding items arising from "temporary lags which result from normal
business operations" as permitted under Rule 15c3-3 (0 items) $ -



UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone   617-742-7733
Fax   617-742-3528
Web   www.uhy-us.com

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Members
 Genesis Securities, LLC
(A Wholly-Owned Subsidiary of Genesis Capital Group, LLC)
New York, New York

In planning and performing our audit of the financial statements of Genesis Securities, LLC, (the "Company"), a limited liability company and a wholly-owned subsidiary of Genesis Capital Group, LLC, for the year ended December 31, 2007 (on which we issued our report dated February 28, 2007), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

16

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Boston, Massachusetts
February 28, 2008

END